REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Orbitz Worldwide, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ equity for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2012 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 5, 2012

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2011	2010	2009
Net revenue	$766,819	$757,487	$737,648
Cost and expenses:
Cost of revenue	139,390	138,279	127,695
Selling, general and administrative	270,617	244,114	256,659
Marketing	241,670	232,757	225,126
Depreciation and amortization	60,540	72,891	69,156
Impairment of goodwill and intangible assets	49,891	70,151	331,527
Impairment of property and equipment and other assets (see Notes 3 and 8)	—	11,099	—

Total operating expenses	762,108	769,291	1,010,163

Operating income/(loss)	4,711	(11,804)	(272,515)
Other income/(expense):
Net interest expense	(40,488)	(44,070)	(57,322)
Other income	551	18	2,115

Total other expense	(39,937)	(44,052)	(55,207)

Loss before income taxes	(35,226)	(55,856)	(327,722)
Provision for income taxes	2,051	2,381	9,233

Net loss	$(37,277)	$(58,237)	$(336,955)

Net loss per share—basic and diluted:
Net loss per share	$(0.36)	$(0.58)	$(4.01)

Weighted-average shares outstanding	104,118,983	101,269,274	84,073,593

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2011	2010	2009
Net loss	$(37,277)	$(58,237)	$(336,955)
Other comprehensive income/(loss), net of income taxes:
Currency translation adjustment (a)	(1,273)	7,197	5,602
Unrealized gain on floating to fixed interest rate swaps (a)	2,329	2,419	9,520

Other comprehensive income	1,056	9,616	15,122

Comprehensive loss	$(36,221)	$(48,621)	$(321,833)

(a)	There was no income tax impact to Other comprehensive income for the years ended December 31, 2011, 2010 and 2009.

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$136,171	$97,222
Accounts receivable (net of allowance for doubtful accounts of $1,108 and $956, respectively)	62,377	54,702
Prepaid expenses	15,917	17,425
Due from Travelport, net	3,898	15,449
Other current assets	2,402	3,627

Total current assets	220,765	188,425
Property and equipment, net	141,702	158,063
Goodwill	647,300	677,964
Trademarks and trade names	108,194	128,431
Other intangible assets, net	4,162	7,649
Deferred income taxes, non-current	7,311	8,147
Other non-current assets	16,352	48,024

Total Assets	$1,145,786	$1,216,703

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$30,937	$26,491
Accrued merchant payable	238,694	233,850
Accrued expenses	120,962	105,798
Deferred income	28,953	30,850
Term loan, current	32,183	19,808
Other current liabilities	2,034	5,994

Total current liabilities	453,763	422,791
Term loan, non-current	440,030	472,213
Tax sharing liability	68,411	101,545
Unfavorable contracts	4,440	8,068
Other non-current liabilities	18,617	22,233

Total Liabilities	985,261	1,026,850

Commitments and contingencies (see Note 9)
Shareholders’ Equity:
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 103,814,769 and 102,368,097 shares issued, respectively	1,038	1,023
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,036,093	1,029,215
Accumulated deficit	(880,886)	(843,609)
Accumulated other comprehensive income (net of accumulated tax benefit of $2,558)	4,332	3,276

Total Shareholders’ Equity	160,525	189,853

Total Liabilities and Shareholders’ Equity	$1,145,786	$1,216,703

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2011	2010	2009
Operating activities:
Net loss	$(37,277)	$(58,237)	$(336,955)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net gain on extinguishment of debt	—	(57)	(2,172)
Depreciation and amortization	60,540	72,891	69,156
Impairment of goodwill and intangible assets	49,891	70,151	331,527
Impairment of property and equipment and other assets	—	11,099	—
Amortization of unfavorable contract liability	(1,678)	(9,226)	(3,300)
Non-cash net interest expense	15,008	15,797	15,451
Deferred income taxes	767	1,494	6,920
Stock compensation	8,521	12,535	14,099
Changes in assets and liabilities:
Accounts receivable	(7,073)	(222)	5,074
Deferred income	(2,291)	(831)	8,575
Due from Travelport, net	12,960	(12,126)	6,344
Accrued merchant payable	1,358	14,593	3,582
Accounts payable, accrued expenses and other current liabilities	20,738	(11,636)	(10,848)
Other	(3,618)	(7,616)	(2,379)

Net cash provided by operating activities	117,846	98,609	105,074

Investing activities:
Property and equipment additions	(44,059)	(40,010)	(42,909)
Changes in restricted cash	(3,471)	(132)	(682)
Net cash used in investing activities	(47,530)	(40,142)	(43,591)
Financing activities:
Proceeds from issuance of common stock, net of issuance costs	—	48,930	—
Payments of fees to repurchase a portion of the term loan	—	(248)	—
Payments on the term loan	(19,808)	(20,994)	(5,924)
Payments to extinguish debt	—	(13,488)	(7,774)
Employee tax withholdings related to net share settlements of equity-based awards	(1,628)	(2,984)	(422)
Proceeds from exercise of employee stock options	—	72	422
Payments on tax sharing liability	(8,847)	(18,885)	(11,075)
Proceeds from line of credit	—	—	99,457
Payments on line of credit	—	(42,221)	(81,052)
Proceeds from note payable	—	800	—
Payments on note payable	(228)	(57)	—

Net cash used in financing activities	(30,511)	(49,075)	(6,368)

Effects of changes in exchange rates on cash and cash equivalents	(856)	(826)	2,348

Net increase in cash and cash equivalents	38,949	8,566	57,463
Cash and cash equivalents at beginning of year	97,222	88,656	31,193

Cash and cash equivalents at end of year	$136,171	$97,222	$88,656

Supplemental disclosure of cash flow information:
Income tax payments, net	$1,342	$1,120	$1,151
Cash interest payments, net of capitalized interest of $0, $17 and $82, respectively	$26,613	$27,935	$42,075
Non-cash investing activity:
Capital expenditures incurred not yet paid	$447	$2,948	$307
Non-cash financing activity:
Repayment of term loan in connection with debt-equity exchange	$—	$49,564	$—

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)		Total Shareholders’ Equity
							Interest	Foreign
							Rate	Currency
	Shares	Amount	Shares	Amount			Swaps	Translation
Balance at January 1, 2009	83,363,492	$834	(18,055)	$(37)	$907,319	$(448,417)	$(12,297)	$(9,165)	$438,237
Net loss	—	—	—	—	—	(336,955)	—	—	(336,955)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	13,688	—	—	—	13,688
Common shares issued upon vesting of restricted stock units	425,068	4	—	—	(4)	—	—	—	—
Common shares issued upon exercise of stock options	67,522	—	—	—	422	—	—	—	422
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	—	(4,453)	(11)	—	—	—	—	(11)
Restricted stock forfeited	—	—	(2,013)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	9,520	5,602	15,122

Balance at December 31, 2009	83,856,082	838	(24,521)	(48)	921,425	(785,372)	(2,777)	(3,563)	130,503
Net loss	—	—	—	—	—	(58,237)	—	—	(58,237)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	9,555	—	—	—	9,555
Common shares issued pursuant to Exchange Agreement and Stock Purchase Agreement (see Note 6)	17,166,673	172	—	—	98,176	—	—	—	98,348
Common shares issued upon vesting of restricted stock units	1,333,624	13	—	—	(13)	—	—	—	—
Common shares issued upon exercise of stock options	11,718	—	—	—	72	—	—	—	72
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	—	(716)	(4)	—	—	—	—	(4)
Other comprehensive income	—	—	—	—	—	—	2,419	7,197	9,616

Balance at December 31, 2010	102,368,097	1,023	(25,237)	(52)	1,029,215	(843,609)	(358)	3,634	189,853
Net loss	—	—	—	—	—	(37,277)	—	—	(37,277)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,893	—	—	—	6,893
Common shares issued upon vesting of restricted stock units	1,446,672	15	—	—	(15)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	2,329	(1,273)	1,056

Balance at December 31, 2011	103,814,769	$1,038	(25,237)	$(52)	$1,036,093	$(880,886)	$1,971	$2,361	$160,525

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was formed in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the HotelClub and RatesToGo brands (collectively referred to as “HotelClub”) and the CheapTickets brand. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures (“TCV”). We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (the “IPO”) of 34,000,000 shares of our common stock on July 25, 2007. At December 31, 2011 and 2010, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 55% and 56% of our outstanding common stock, respectively.

We are a leading global online travel company that uses innovative technology to enable leisure and business travelers to search for and book a broad range of travel products and services. Our brand portfolio includes Orbitz, CheapTickets, The Away Network and Orbitz for Business in the United States; ebookers in Europe; and HotelClub based in Australia, which has operations globally. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly-owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport.

During the first quarter of 2011, we changed the classification of expenses for commissions paid to private label partners (“affiliate commissions”) from cost of revenue to marketing expense in our consolidated statements of operations. We believe that the classification of affiliate commissions as marketing expense more closely aligns with general industry practice and better reflects the nature of these costs. We have reclassified affiliate commissions of $15.2 million and $10.7 million from cost of revenue to marketing expense for the years ended December 31, 2010 and 2009, respectively, to conform to the current year presentation. The reclassification had no net impact on our consolidated results of operations, financial position or cash flows.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of our consolidated financial statements and related notes in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to matters that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.

Our significant estimates include elements of revenue recognition, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, and costs to be capitalized as well as the useful life of capitalized software. Actual amounts may differ from these estimates.

During the first quarter of 2010, we had a change in estimate related to the timing of our recognition of travel insurance revenue. Prior to the first quarter of 2010, we recorded travel insurance revenue one month in arrears, upon receipt of payment, as we did not have sufficient reporting from our travel insurance supplier to conclude that the price was fixed or determinable prior to that time. Our travel insurance supplier implemented timelier reporting, and as a result, beginning with the first quarter of 2010, we were able to recognize travel insurance revenue on an accrual basis rather than one month in arrears. This change in estimate resulted in a $2.5 million increase in net revenue and net income and a $0.02 increase in basic and diluted earnings per share for the year ended December 31, 2010.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the United States are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive income (loss) in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models. Under both the merchant and retail models, we record revenue earned net of all amounts paid to our suppliers.

We provide customers the ability to book air travel, hotels, car rentals and other travel products and services through our various websites. These travel products and services are made available to our customers for booking on a stand-alone basis or as part of a vacation package.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges us for that product. Customers generally pay us for reservations at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model, we do not take on credit risk with the customer, however we are subject to charge-backs and fraud risk which we monitor closely; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This results in an increase in net revenue and a decrease to the accrued merchant payable.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. In the retail model, we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our websites, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a vacation package may include a combination of air travel, hotel and car rental reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking their travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group. Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

We also generate other revenue, which is primarily comprised of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links are recognized upon notification from the alliance partner that a transaction has occurred. Travel insurance revenue is recognized when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer, which for travel insurance is at the time of booking.

Cost of Revenue

Cost of revenue is primarily comprised of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees and other costs, which include customer refunds and charge-backs, hosting costs and connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Marketing expense is primarily comprised of online marketing costs, such as search and banner advertising and affiliate commissions, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, which are generally over the ratio of the number of impressions delivered over the total number of contracted impressions, or pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state or foreign effective tax rates that are applicable to us in a given year. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Increases to the valuation allowance are recorded as increases to the provision for income taxes. To the extent that any valuation allowances established by us in purchase accounting are reduced, these reductions are recorded through our consolidated statements of operations. These reductions were previously recorded through goodwill. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, if any, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2011, we had three interest rate swaps that effectively converted $300.0 million of the term loan facility from a variable to a fixed interest rate (see Note 12 - Derivative Financial Instruments). We determined that our interest rate swaps qualified for hedge accounting and were highly effective as hedges. Accordingly, we have recorded the change in fair value of our interest rate swaps in accumulated other comprehensive income (loss).

We have entered into foreign currency contracts to manage exposure to changes in foreign currencies associated with receivables, payables and intercompany transactions. These foreign currency contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that, in some cases, are in excess of Federal Deposit Insurance Corporation insurance limits or that are deposited in foreign institutions.

Cash and Cash Equivalents

We consider cash and highly liquid investments, such as money market funds, with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Doubtful Accounts

Our accounts receivable are reflected in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectable, the account is charged to expense in our consolidated statements of operations. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. During the years ended December 31, 2011, 2010 and 2009, we recorded bad debt expense of $0.3 million, $0 and $0.6 million, respectively.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. We depreciate and amortize property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Leasehold improvements	Shorter of asset’s useful life or non-cancellable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Amortization commences when the software is placed into service.

We also capitalize interest on internal software development projects. The amount of interest capitalized is computed by applying our weighted-average borrowing rate to qualifying expenditures. During the years ended December 31, 2011, 2010 and 2009, we capitalized $0, $0 and $0.1 million of interest, respectively.

We evaluate the recoverability of the carrying value of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be fully recoverable. This analysis is performed by comparing the carrying values of the assets to the current and expected undiscounted future cash flows to be generated from these assets, including estimated sales proceeds when appropriate. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our intangible assets primarily relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year. During the year ended December 31, 2011, we changed our annual testing date from October 1 to December 31. With respect to our annual goodwill testing date, we believe that this voluntary change in accounting method is preferable as it aligns the annual impairment testing date with our long-range planning cycle, which is a significant element in the testing process. In connection with this change, we first performed the test as of October 1, 2011 and then performed an additional annual impairment test as of December 31, 2011. This change in our annual testing date, which was applied prospectively, does not delay, accelerate or avoid an impairment charge. It was impracticable to apply this change retrospectively as it would require the application of significant estimates and assumptions without the use of hindsight.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying values to their estimated fair values. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations. We use a market or income based valuation approach, or a combination of both, to estimate fair values of the relevant trademarks and trade names.

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in the amount of payments and tax rates, that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement were $139.3 million as of December 31, 2011, the timing and amount of payments may change. Any changes in timing of payments are recognized prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations. Any changes in the amount of payments are recognized in selling, general and administrative expense in our consolidated statements of operations.

At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we recorded a $37.0 million long-term asset, which was included in other non-current assets in our consolidated balance sheets at December 31, 2010. During 2011, we wrote off this asset and the corresponding portion of the tax sharing liability (see Note 7—Tax Sharing Liability for further details).

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense on a straight-line basis over the service period during which awards are expected to vest. We include equity-based compensation in selling, general and administrative expense in our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures based on historical forfeiture rates.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hotel Occupancy Taxes

Some states and localities impose a tax on the use or occupancy of hotel accommodations (“hotel occupancy tax”). Generally, hotels collect hotel occupancy tax based on the amount of money they receive for renting their hotel rooms and remit the tax to the appropriate taxing authorities. Using the travel services our websites offer, customers are able to make hotel room reservations. While applicable tax laws vary among different taxing jurisdictions, we generally believe that these laws do not require us to collect and remit hotel occupancy tax on the compensation that we receive for our travel services. Some tax authorities have initiated lawsuits or administrative proceedings asserting that we are required to collect and remit hotel occupancy tax on the amount of money we receive from customers for facilitating their reservations. The ultimate resolution of these lawsuits and proceedings in all jurisdictions cannot be determined at this time. We establish an accrual for legal proceedings (tax or otherwise) when we determine that a loss is both probable and can be reasonably estimated. See Note 9—Commitments and Contingencies.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that allows companies to allocate arrangement consideration in a multiple element arrangement in a way that better reflects the transaction economics. It provides another alternative for establishing fair value for a deliverable when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined. When this evidence cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The guidance also expands disclosures to require that an entity provide both qualitative and quantitative information about the significant judgments made in applying this guidance. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified on or after January 1, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued guidance modifying fair value measurement principles and adding expanded disclosures about fair value measurements. This guidance clarifies the application of existing fair value measurement and disclosure requirements. This guidance is effective for interim periods beginning after December 15, 2011. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements.

In September 2011, the FASB issued guidance to allow companies the option of performing a qualitative assessment before calculating the fair value of the reporting unit in a goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not greater than the carrying amount, further testing of goodwill for impairment would not be performed. This guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2011	December 31, 2010
	(in thousands)
Capitalized software	$285,277	$252,968
Furniture, fixtures and equipment	78,157	72,941
Leasehold improvements	13,650	13,352
Construction in progress	13,868	14,310

Gross property and equipment	390,952	353,571
Less: accumulated depreciation	(249,250)	(195,508)

Property and equipment, net	$141,702	$158,063

We recorded depreciation expense related to property and equipment in the amount of $57.0 million, $61.7 million and $52.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

There were no assets subject to capital leases at December 31, 2011 or 2010.

As a result of our decision to migrate HotelClub to the global technology platform, we recorded a $4.5 million non-cash charge during the year ended December 31, 2010 to impair HotelClub capitalized software. This charge was included in impairment of property and equipment and other assets in our consolidated statements of operations. The remaining capitalized software balance at HotelClub following this charge was not material.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2011 and 2010 were as follows:

Amount
(in thousands)
Balance at January 1, 2010, net of accumulated impairment of $459,199	$713,123
Impairment	(41,753)
Impact of foreign currency translation	6,594

Balance at December 31, 2010, net of accumulated impairment of $500,952	677,964
Impairment	(29,762)
Impact of foreign currency translation and other	(902)

Balance at December 31, 2011, net of accumulated impairment of $530,714	$647,300

Trademarks and trade names, which are not subject to amortization, totaled $108.2 million and $128.4 million as of December 31, 2011 and 2010.

Impairment of Goodwill and Trademarks and Trade Names

2011

During the year ended December 31, 2011, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2011 and December 31, 2011.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of October 1, 2011. We used the income based approach to estimate the fair value of our reporting units that had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also considered our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2011 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test as of October 1, 2011, and as a result of lower than expected performance and future cash flows for Orbitz and HotelClub, we recorded a non-cash impairment charge of $49.9 million during the year ended December 31, 2011, of which $29.8 million was related to the goodwill of HotelClub and $20.1 million was related to the trademarks and trade names associated with Orbitz and HotelClub. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

As disclosed in Note 2, during the year ended December 31, 2011, we changed our annual testing date from October 1 to December 31. In connection with our annual impairment test as of December 31, 2011, which utilized the same approach as in our October 1, 2011 analysis, no further impairment was identified.

2010

During the year ended December 31, 2010, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2010.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, as described above, and relevant data available through and as of October 1, 2010. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2010 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and the discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test and as a result of lower than expected performance and forecasted cash flows for HotelClub and CheapTickets, we recorded a non-cash impairment charge of $70.2 million during the year ended December 31, 2010, of which $41.8 million was related to the goodwill of HotelClub and $28.4 million was related to the trademarks and trade names associated with HotelClub and CheapTickets. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

2009

During the three months ended March 31, 2009, we experienced a significant decline in our stock price, and economic and industry conditions continued to weaken. These factors, coupled with an increase in competitive pressures, indicated potential impairment of our goodwill and trademarks and trade names. As a result, in connection with the preparation of our financial statements for the first quarter of 2009, we performed an interim impairment test of goodwill and trademarks and trade names.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, as described above, and relevant data available through and as of March 31, 2009. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of March 31, 2009 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and the discount rates. Significant judgment was required to select these inputs based on observed market data.

As a result of our interim impairment test as of March 31, 2009, we concluded that the goodwill at the Americas and HotelClub reporting units and the trademarks and trade names associated with our HotelClub, Orbitz and CheapTickets brands were impaired. Accordingly, we recorded a non-cash impairment charge of $331.5 million during the year ended December 31, 2009, of which $249.4 million was related to goodwill and $82.1 million was related to trademarks and trade names. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations. In connection with our annual impairment test as of October 1, 2009, no further impairment was identified.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

    Finite-Lived Intangibles

Finite-lived intangible assets consisted of the following:

	December 31, 2011			December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)			(in thousands)
Finite-Lived Intangible Assets:
Customer relationships	$8,000	$(5,375)	$2,625	$12,000	$(6,625)	$5,375
Vendor relationships and other	5,379	(3,842)	1,537	5,779	(3,505)	2,274

Total Finite-Lived Intangible Assets (a)	$13,379	$(9,217)	$4,162	$17,779	$(10,130)	$7,649

(a)	We wrote off the gross carrying amount and corresponding accumulated amortization related to $4.4 million of fully amortized finite-lived intangible assets whose useful lives expired during the year ended December 31, 2011.

For the years ended December 31, 2011, 2010 and 2009, we recorded amortization expense related to finite-lived intangible assets in the amount of $3.5 million, $11.2 million and $17.0 million, respectively. These amounts were included in depreciation and amortization expense in our consolidated statements of operations.

The estimated amortization expense related to our finite-lived intangible assets will be $1.7 million, $1.7 million and $0.8 million for the years ended December 31, 2012, 2013 and 2014, respectively.

As a result of our decision in the fourth quarter of 2010 to migrate HotelClub to the global technology platform, and as part of our annual impairment test, we tested the HotelClub finite-lived intangible assets for impairment. We used an income based valuation approach to estimate the fair value of the finite-lived intangible assets as of October 1, 2010 and determined that there was no impairment.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2011	December 31, 2010
	(in thousands)
Advertising and marketing (a)	$26,461	$21,243
Employee costs	21,220	20,367
Tax sharing liability (see Note 7)	20,579	19,813
Contract exit costs (b)	10,017	7,732
Customer service costs	8,337	6,306
Professional fees	6,458	5,900
Technology costs	5,406	4,894
Customer refunds	5,328	5,126
Airline rebates	4,534	4,907
Unfavorable contracts (see Note 8)	4,440	2,490
Customer incentive costs	2,861	2,541
Other (a)	5,321	4,479

Total accrued expenses	$120,962	$105,798

(a)	We reclassified accrued affiliate commissions of $3.0 million at December 31, 2010 from other to advertising and marketing to conform to the current year presentation (see Note 1—Basis of Presentation).
(b)	In connection with the early termination of an agreement with Trilegiant Corporation (now Affinion Group) in 2007, we are required to make termination payments totaling $18.5 million from January 1, 2008 to December 31, 2016. We accreted interest expense of $0.6 million, $1.0 million and $1.3 million related to the termination liability for the years ended December 31, 2011, 2010 and 2009. We made termination payments of $0, $1.1 million and $3.6 million during the years ended December 31, 2011, 2010 and 2009. At December 31, 2011, the net present value of the remaining termination payments of $11.7 million was included in our consolidated balance sheet, $10.0 million of which was included in accrued expenses and $1.7 million of which was included in other non-current liabilities. At December 31, 2010, the net present value of the remaining termination payments of $11.1 million was included in our consolidated balance sheet, $7.7 million of which was included in accrued expenses and $3.4 million of which was included in other non-current liabilities.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Term Loan and Revolving Credit Facility

On July 25, 2007, we entered into a $685.0 million senior secured credit agreement (the “Credit Agreement”) consisting of a seven-year $600.0 million term loan facility (the “Term Loan”) and a six-year $85.0 million revolving credit facility, which was effectively reduced to a $72.5 million revolving credit facility following the bankruptcy of Lehman Commercial Paper Inc. in October 2008 (the “Revolver”).

Term Loan

The Term Loan bears interest at a variable rate, at our option, of LIBOR plus a margin of 300 basis points or an alternative base rate plus a margin of 200 basis points. The alternative base rate is equal to the higher of the Federal Funds Rate plus one half of 1% and the prime rate (the “Alternative Base Rate”). The principal amount of the Term Loan is payable in quarterly installments of $1.3 million, with the final installment (equal to the remaining outstanding balance) due upon maturity in July 2014. In addition, we are required to make an annual prepayment on the Term Loan in the first quarter of each fiscal year in an amount up to 50% of the prior year’s excess cash flow, as defined in the Credit Agreement. Based on our excess cash flow for the year ended December 31, 2010, we made a $19.8 million prepayment on the Term Loan in the first quarter of 2011. Based on our excess cash flow for the year ended December 31, 2011, we are required to make a $32.2 million prepayment on the Term Loan in the first quarter of 2012. Prepayments from excess cash flow are applied, in order of maturity, to the scheduled quarterly Term Loan principal payments. Due to the cumulative excess cash flow payments that we have made, we are not required to make any scheduled principal payments on the Term Loan for the remainder of its term.

The changes in the Term Loan for the years ended December 31, 2011 and 2010 were as follows:

Amount
(in thousands)
Balance at January 1, 2010	$576,576
Prepayment from excess cash flow	(20,994)
Repurchases (a)	(63,561)

Balance at December 31, 2010	$492,021
Prepayment from excess cash flow	(19,808)

Balance at December 31, 2011	$472,213

(a)	On January 26, 2010, pursuant to an Exchange Agreement we entered into with PAR Investment Partners, L.P. (“PAR”), as amended, PAR exchanged $49.6 million aggregate principal amount of the Term Loan for 8,141,402 shares of our common stock. We immediately retired the portion of the Term Loan purchased from PAR in accordance with the Amendment. The fair value of our common shares issued in the exchange was $49.4 million. After taking into account the write-off of unamortized debt issuance costs of $0.4 million and $0.2 million of other miscellaneous fees incurred to purchase this portion of the Term Loan, we recorded a $0.4 million loss on extinguishment of this portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2010. Concurrently, pursuant to a Stock Purchase Agreement we entered into with Travelport, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash. We incurred $1.1 million of issuance costs associated with these equity investments by PAR and Travelport, which were included in additional paid in capital in our consolidated balance sheet at December 31, 2010.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2010, we used a portion of the cash proceeds received from Travelport’s purchase of shares of our common stock in January 2010 to purchase $14.0 million in principal amount of the Term Loan. We immediately retired this portion of the Term Loan in accordance with the Term Loan, as amended. The principal amount of the Term Loan purchased (net of associated unamortized debt issuance costs of $0.1 million) exceeded the amount we paid to purchase this portion of the Term Loan by $0.4 million. Accordingly, we recorded a $0.4 million gain on extinguishment of a portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2010.

At December 31, 2011, $300.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $172.2 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 3.81% (see Note 12 - Derivative Financial Instruments). At December 31, 2010, $300.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $192.0 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 4.27%.

Revolver

The Revolver provides for borrowings and letters of credit of up to $72.5 million ($42.6 million in U.S. dollars and the equivalent of $29.9 million denominated in Euros and Pounds sterling) and at December 31, 2011 bears interest at a variable rate, at our option, of LIBOR plus a margin of 225 basis points or the Alternative Base Rate plus a margin of 125 basis points. The margin is subject to change based on our total leverage ratio, as defined in the Credit Agreement, with a maximum margin of 250 basis points on LIBOR-based loans and 150 basis points on Alternative Base Rate loans. We incur a commitment fee of 50 basis points on any unused amounts on the Revolver. The Revolver matures in July 2013.

At December 31, 2011 and 2010, there were no outstanding borrowings under the Revolver and the equivalent of $10.8 million and $12.4 million of outstanding letters of credit issued under the Revolver, respectively, the majority of which were denominated in Pounds sterling. The amount of letters of credit issued under the Revolver reduces the amount available for borrowings. Due to the letters of credit issued under the Revolver, we had $61.7 million and $60.1 million of availability at December 31, 2011 and 2010, respectively. Commitment fees on unused amounts under the Revolver were $0.3 million, $0.3 million and $0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We incurred an aggregate of $5.0 million of debt issuance costs in connection with the Term Loan and Revolver. These costs are being amortized to interest expense over the contractual terms of the Term Loan and Revolver based on the effective-yield method. Amortization of debt issuance costs was $0.6 million, $0.7 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Term Loan and Revolver are both secured by substantially all of our and our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale and leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us to maintain a minimum fixed charge coverage ratio and not to exceed a maximum total leverage ratio, each as defined in the Credit Agreement. The minimum fixed charge coverage ratio that we are required to maintain for the remainder of the Credit Agreement is 1 to 1. The maximum total leverage ratio that we were required not to exceed was 3.5 to 1 at December 31, 2010 and declined to 3.0 to 1 effective March 31, 2011. As of December 31, 2011, we were in compliance with all covenants and conditions of the Credit Agreement.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the aggregate maturities of the Term Loan over the remaining term of the Credit Agreement, excluding any mandatory prepayments that could be required under the Term Loan beyond the first quarter of 2012. The potential amount of prepayment from excess cash flow that will be required beyond the first quarter of 2012 is not reasonably estimable as of December 31, 2011.

Year	(in thousands)
2012	32,183
2013	—
2014	440,030

Total	$472,213

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period while the tax sharing agreement is in effect, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2011, the estimated remaining payments that may be due under this agreement were approximately $139.3 million. Payments under the tax sharing agreement are generally due in the second, third and fourth calendar quarters of the year, with two payments due in the second quarter. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $89.0 million and $121.4 million at December 31, 2011 and 2010, respectively. This estimate was based upon certain assumptions, including our future taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. These assumptions are inherently uncertain, however, and actual amounts may differ from these estimates.

The changes in the tax sharing liability for the years ended December 31, 2011 and 2010 were as follows:

Amount
(in thousands)
Balance at January 1, 2010	$126,126
Accretion of interest expense (a)	14,117
Cash payments	(18,885)

Balance at December 31, 2010	121,358
Accretion of interest expense (a)	13,525
Cash payments	(8,847)
Other (b)	(37,046)

Balance at December 31, 2011	$88,990

(a)	We accreted interest expense related to the tax sharing liability of $13.5 million, $14.1 million and $13.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.
(b)	At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts probable of becoming due under the tax sharing agreement (the “Cendant Indemnity”). As a result, we recorded a non-current asset of $37.0 million for this indemnity, which served to offset $37.0 million of the remaining tax sharing liability due to the Founding Airlines. During 2011, we were relieved of $4.6 million of the tax sharing liability due to certain payments made by Avis Budget Group, Inc. to the Founding Airlines. We further reduced each of the non-current asset and the tax sharing liability by $32.4 million due to our determination that no further tax benefit related to the Cendant Indemnity was probable of being realized. The total reduction to the non-current asset of $37.0 million during 2011 had no net impact on our consolidated statements of operations or cash flows for the year ended December 31, 2011. The $37.0 million asset related to the Cendant Indemnity was included in other non-current assets in our consolidated balance sheet as of December 31, 2010.

Based upon the estimated timing of future payments we expect to make, the current portion of the tax sharing liability of $20.6 million and $19.8 million was included in accrued expenses in our consolidated balance sheets at December 31, 2011 and 2010, respectively. The long-term portion of the tax sharing liability of $68.4 million and $101.6 million was reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2011 and 2010, respectively. Our estimated payments under the tax sharing agreement are as follows:

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year	(in thousands)
2012	$22,399
2013	25,530
2014	20,854
2015	19,091
2016	20,906
Thereafter	30,553

Total	$139,333

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements (“Charter Associate Agreements”) with the Founding Airlines as well as US Airways (collectively, the “Charter Associate Airlines”). These agreements pertain to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline has agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provide Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provides us with agreed upon transaction payments when consumers book air travel on the Charter Associate Airline on Orbitz.com. The payments we receive are based on the value of the tickets booked and gradually decrease over time. The agreements expire on December 31, 2013. However, certain of the Charter Associate Airlines may terminate their agreements for any reason or no reason prior to the scheduled expiration date upon thirty days prior notice to us.

Under the Charter Associate Agreements, we must pay a portion of the GDS incentive revenue we earn from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments are required when airline tickets for travel on a Charter Associate Airline are booked through our Orbitz.com and OrbitzforBusiness.com websites utilizing Worldspan. We also receive in-kind marketing and promotional support from the Charter Associate Airlines under the Charter Associate Agreements.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, a net unfavorable contract liability was established on the acquisition date. The amount of this liability was determined based on the discounted cash flows of the expected future rebate payments we would be required to make to the Charter Associate Airlines, net of the fair value of the expected in-kind marketing and promotional support we would receive from the Charter Associate Airlines. The portion of the net unfavorable contract liability related to the expected future rebate payments is amortized as an increase to net revenue, whereas the partially offsetting asset for the expected in-kind marketing and promotional support is amortized as an increase to marketing expense in our consolidated statements of operations, both on a straight-line basis over the remaining contractual term.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the net unfavorable contract liability for the years ended December 31, 2011 and 2010 were as follows:

Amount
(in thousands)
Balance at January 1, 2010	$13,201
Amortization (a)	(9,226)
Impairment (b)	6,583

Balance at December 31, 2010	10,558
Amortization (a)	(1,678)

Balance at December 31, 2011	$8,880

(a)	We recognized net amortization for the unfavorable portion of the Charter Associate Agreements in the amount of $1.7 million ($7.5 million was recorded as an increase to net revenue and $5.8 million was recorded as an increase to marketing expense) for the year ended December 31, 2011 and $9.2 million ($14.7 million was recorded as an increase to net revenue and $5.5 million was recorded as an increase to marketing expense) for the year ended December 31, 2010 and $3.3 million ($9.3 million was recorded as an increase to net revenue and $6.0 million was recorded as an increase to marketing expense) for the year ended December 31, 2009. For the year ended December 31, 2010, the $14.7 million recorded as an increase to net revenue included $5.6 million in accelerated amortization related to the termination of our Charter Associate Agreement and certain other agreements with American Airlines (“AA”) effective December 2010. These agreements were reinstated in June 2011.

(b)	During the year ended December 31, 2010, we recorded non-cash charges of $3.6 million to impair the portion of the asset related to the expected in-kind marketing and promotional support to be received from Northwest Airlines under our Charter Associate Agreement with that airline. As a result of the completion of the operational merger of Northwest Airlines and Delta Airlines into a single operating carrier, Northwest Airlines was no longer obligated to provide us with in-kind marketing and promotional support after June 1, 2010. This impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2010.

As discussed in (a) above, effective December 2010, AA terminated its Charter Associate Agreement and certain other agreements with us. Consequently, AA was no longer obligated to provide us with in-kind marketing and promotional support, and we were no longer required to make rebate payments to AA under this agreement. As a result, in December 2010, we recorded a $3.0 million non-cash charge to impair the asset related to the expected in-kind marketing and promotional support to be received from AA under its Charter Associate Agreement with us. This impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2010.

The current portion of the liability of $4.4 million and $2.5 million was included in accrued expenses in our consolidated balance sheets at December 31, 2011 and 2010, respectively. The long-term portion of the liability of $4.4 million and $8.1 million was reflected as unfavorable contracts in our consolidated balance sheets at December 31, 2011 and 2010, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Commitments and Contingencies

The following table summarizes the timing of our commitments as of December 31, 2011:

	2012	2013	2014	2015	2016	Thereafter	Total
	(in thousands)
Contract exit costs (a)	$10,017	$1,229	$647	$278	$63	$—	$12,234
Operating leases (b)	6,129	6,009	5,030	2,875	2,629	17,525	40,197
Travelport GDS contract (c)	39,203	20,000	20,000	—	—	—	79,203
Other service contracts	6,565	1,656	1,657	—	—	—	9,878

Total	$61,914	$28,894	$27,334	$3,153	$2,692	$17,525	$141,512

(a)	Represents costs due to the early termination of an agreement (see footnote (b) to the table in Note 5 for further details).

(b)	These operating leases are primarily for facilities and equipment and represent non-cancellable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2011, 2010 and 2009, we recorded rent expense in the amount of $7.4 million, $6.1 million and $6.8 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $2.9 million in sublease income through 2014.

(c)	We have an agreement with Travelport to use GDS services provided by both Galileo and Worldspan (the “Travelport GDS Service Agreement”). The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each segment that is processed through the Worldspan and Galileo GDSs (the “Travelport GDSs”). This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 32.8 million segments during the year ended December 31, 2011, 16.0 million segments through Worldspan and 16.8 million segments through Galileo. The required number of segments processed annually for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. We are required to process approximately 15.4 million segments through Galileo during the year ending December 31, 2012. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. Historically, we have met the minimum segment requirement for our domestic brands. The table above includes shortfall payments required by the agreement if we do not process any segments through Worldspan during the remainder of the contract term and shortfall payments required if we do not process any segments through Galileo during the year ending December 31, 2012. Because the required number of segments for Galileo adjusts based on the actual segments processed in the preceding year, we are unable to predict shortfall payments that may be required beyond 2012. However, we do not expect to make any shortfall payments for our domestic brands in the foreseeable future.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2011, 2010 and 2009 and, as a result, we were required to make shortfall payments of $0.4 million to Travelport related to each of these years, respectively. Because the required number of segments to be processed through the Travelport GDSs is dependent on the actual segments processed by ebookers in certain countries in a given year, we are unable to predict shortfall payments that may be required for the years beyond 2011. As a result, the table above excludes any shortfall payments that may be required related to our ebookers brands for the years beyond 2011. If we meet the minimum number of segments, we are not required to make shortfall payments to Travelport (see Note 16—Related Party Transactions).

In addition to the commitments shown above, we are required to make principal payments on the Term Loan (see Note 6—Term Loan and Revolving Credit Facility). We also expect to make approximately $139.3 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 7—Tax Sharing Liability). Also excluded from the above table are $3.4 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters.

We are party to various cases brought by consumers and municipalities and other U.S. governmental entities involving hotel occupancy taxes and our merchant hotel business model. Some of the cases are purported class actions, and most of the cases were brought simultaneously against other online travel companies, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and in some cases, civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay penalties, interest and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company: the Louisiana Department of Revenue; the Montana Department of Revenue; the New Mexico Taxation and Revenue Department; the Ohio Department of Taxation; the Wyoming Department of Revenue; an entity representing 84 cities and 14 counties in Alabama; 43 cities in California; the cities of Phoenix, Arizona; North Little Rock and Pine Bluff, Arkansas; Aurora, Broomfield, Colorado Springs, Golden, Greenwood Village, Littleton, and Steamboat Springs, Colorado; St. Louis, Missouri; and the counties of Jefferson, Arkansas; Brunswick and Stanly, North Carolina; Duval, Florida; and Davis, Summit, Salt Lake and Weber, Utah. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes.

Assessments that are administratively final and subject to judicial review have been issued by the cities of Anaheim, Los Angeles, San Francisco and San Diego, California; the counties of Broward, Miami-Dade and Osceola, Florida; the Hawaii Department of Taxation; the City of Denver; and the Indiana Department of Revenue. In addition, the following taxing authorities have issued assessments that are subject to further review by the taxing authorities: the Colorado Department of Revenue; the Maryland Comptroller; the Texas Comptroller; West Virginia Department of Revenue; and the Wisconsin Department of Revenue; the city of Philadelphia, Pennsylvania; the cities of Alpharetta, Cartersville, Cedartown, College Park, Dalton, East Point, Hartwell, Macon, Rockmart, Rome, Tybee Island and Warner Robins, Georgia; and the counties of Augusta, Clayton, Cobb, DeKalb, Fulton, Gwinnett, Hart and Richmond, Georgia; and Montgomery County, Maryland. The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments made against the Company. These assessments range from $250 to approximately $40.8 million, and total approximately $58.8 million. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

In July 2011, related to the city of San Antonio, Texas hotel occupancy tax case, the United States District Court for the Western District of Texas issued its findings of fact and conclusions of law in which it held the defendant online travel companies, including Orbitz, liable for hotel occupancy taxes on markup, fees, and breakage revenue, and also imposed penalties and interest. In November 2011, the online travel companies filed a motion with the Court, in which they requested that the Court amend its findings of fact and conclusions of law to provide that defendants’ services are not subject to local hotel occupancy tax, as recently held by the Texas Court of Appeals in City of Houston v. Hotels.com. If the Court does not grant this motion, and enters judgment against the online travel companies, we intend to appeal the ruling and expect to prevail. Accordingly, we have not accrued any expenses related to this case. It is possible, however, that we will not prevail, and if that occurs, we estimate that the amount of the judgment that we would be required to pay would be approximately $2.9 million.

Also in July 2011, Trilegiant Corporation filed an action for breach of contract and declaratory judgment in the Supreme Court of New York against us, alleging that we are obligated to make a series of termination payments arising out of a promotion agreement that we terminated in 2007. In 2007, we accrued the present value of the termination payments (see Note 6—Accrued Expenses); in 2010, in connection with a dispute with Trilegiant, we ceased making termination payments, but we continue to carry the remaining present value of the total liability and accrete interest on such liability.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. As of December 31, 2011, we had a $0.9 million accrual related to various legal proceedings. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. We cannot estimate our range of loss, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

We are currently seeking to recover insurance reimbursement for costs incurred to defend the hotel occupancy tax cases. We recorded a reduction to selling, general and administrative expense in our consolidated statements of operations for reimbursements received of $2.5 million, $6.3 million and $6.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. The recovery of additional amounts, if any, by us and the timing of receipt of these recoveries is unclear. Accordingly, as of December 31, 2011, we had not recognized a reduction to selling, general and administrative expense in our consolidated statements of operations for any outstanding contingent claims reimbursement.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, to secure performance of certain of our obligations to third parties. At December 31, 2011 and 2010, there were $0.5 million and $0.7 million of surety bonds outstanding, respectively. At December 31, 2011 and 2010, there were $1.6 million of bank guarantees outstanding.

Financing Arrangements

We are required to issue letters of credit to certain suppliers and non-U.S. regulatory and government agencies primarily to satisfy consumer protection requirements. The majority of these letters of credit were issued by Travelport on our behalf under the terms of the Separation Agreement, as amended (the “Separation Agreement”), entered into in connection with the IPO. At December 31, 2011 and 2010, there were $74.2 million and $72.3 million of outstanding letters of credit issued by Travelport on our behalf, respectively (see Note 16 - Related Party Transactions). In addition, at December 31, 2011 and 2010, there were the equivalent of $10.8 million and $12.4 million of outstanding letters of credit issued under the Revolver, respectively, the majority of which were denominated in Pounds sterling. Total letter of credit fees were $5.8 million, $4.1 million and $3.8 million for the years ended December 31, 2011, 2010, and 2009, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Income Taxes

Pre-tax income/(loss) for U.S. and non-U.S. operations consisted of the following:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
U.S.	$22,129	$37,723	$(274,674)
Non-U.S.	(57,355)	(93,579)	(53,048)

Loss before income taxes	$(35,226)	$(55,856)	$(327,722)

The provision/(benefit) for income taxes consisted of the following:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Current
U.S. federal and state	$(13)	$93	$1,404
Non-U.S.	1,334	794	909

	1,321	887	2,313

Deferred
U.S. federal and state	(347)	—	—
Non-U.S.	1,077	1,494	6,920

	730	1,494	6,920

Provision for income taxes	$2,051	$2,381	$9,233

As of December 31, 2011 and 2010, our U.S. federal, state and foreign income taxes receivable was $0.4 million and $0.3 million, respectively.

The provisions for income taxes for the years ended December 31, 2011 and 2010 were primarily due to taxes on the net income of certain European-based subsidiaries that had not established a valuation allowance and U.S. state and local income taxes. The provision for income taxes for the year ended December 31, 2009 was primarily due to a full valuation allowance established against $10.9 million of foreign deferred tax assets related to our Australia-based business, as it was determined that it was more likely than not that these deferred tax assets were no longer realizable. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard on a tax jurisdiction by jurisdiction basis. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets.

We currently have a valuation allowance for our deferred tax assets of $298.9 million, of which $192.1 million relates to U.S. jurisdictions. As of December 31, 2011, we maintained full valuation allowances in all jurisdictions that had previously established a valuation allowance. We will continue to assess the level of the valuation allowance required; if sufficient positive evidence exists in future periods to support a release of some or all of the valuation allowance, such a release would likely have a material impact on our results of operations. With respect to the valuation allowance established against our non-U.S.-based deferred tax assets, a significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three-year period ended December 31, 2011. This objective evidence limited our ability to consider other subjective evidence such as future income projections. With respect to the valuation allowance established against our U.S.-based deferred tax assets, the lack of a sustained trend of profitability along with other subjective factors outweighed the available positive evidence at the present time. Due to expected continued improvement in the U.S. operations, management believes a reasonable possibility exists that, within the next year, sufficient positive evidence may become available to reach a conclusion that a significant portion of the U.S. valuation allowance will no longer be needed.

The tax provisions recorded for the years ended December 31, 2011, 2010 and 2009 were disproportionate to the amount of pre-tax net loss incurred during each respective period primarily because we were not able to realize any tax benefits on the goodwill and trademark and trade names impairment charges recorded during each of those years.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our effective income tax rate differs from the U.S. federal statutory rate as follows:

	Years Ended December 31,
	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	(1.8)	(1.0)	(0.2)
Taxes on non-U.S. operations at differing rates	(4.7)	(5.4)	(0.8)
Change in valuation allowance	(4.7)	(6.0)	(10.5)
Goodwill impairment charges	(29.6)	(25.9)	(26.6)
Reserve for uncertain tax positions	0.4	(0.1)	(0.1)
Other	(0.4)	(0.9)	0.4

Effective income tax rate	(5.8)%	(4.3)%	(2.8)%

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Current and non-current deferred income tax assets and liabilities in various jurisdictions are comprised of the following:

	December 31, 2011	December 31, 2010
	(in thousands)
Current deferred income tax assets/(liabilities):
Accrued liabilities and deferred income	$3,916	$4,479
Provision for bad debts	91	156
Prepaid expenses	(1,652)	(1,470)
Tax sharing liability	7,473	7,195
Change in reserve accounts	3,637	2,808
Other	(404)	(404)
Valuation allowance	(13,058)	(12,717)

Current net deferred income tax assets (a)	$3	$47

Non-current deferred income tax assets/(liabilities):
U.S. net operating loss carryforwards	$46,883	$46,041
Non-U.S. net operating loss carryforwards	98,695	102,157
Accrued liabilities and deferred income	2,986	4,038
Depreciation and amortization	104,764	106,015
Tax sharing liability	24,842	36,874
Change in reserve accounts	1,612	2,930
Other	13,331	9,895
Valuation allowance	(285,802)	(299,803)

Non-current net deferred income tax assets	$7,311	$8,147

(a)	The current portion of the deferred income tax asset at December 31, 2011 and 2010 is included in other current assets in our consolidated balance sheets.

The net deferred tax assets at December 31, 2011 and 2010 amounted to $7.3 million and $8.2 million, respectively. These net deferred tax assets relate to temporary tax to book differences in non-U.S. jurisdictions, the realization of which is, in management’s judgment, more likely than not. We have assessed, based on experience with relevant taxing authorities, our expectations of future taxable income, carry-forward periods available and other relevant factors, that we will be more likely than not to recognize these deferred tax assets.

As of December 31, 2011 and 2010, we had established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the years ended December 31, 2011 and 2010 were largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $0.9 million and $1.8 million, respectively.

As of December 31, 2011, we had U.S. federal and state net operating loss carry-forwards of approximately $123.4 million and $95.0 million, respectively, which expire between 2021 and 2031. In addition, we had $381.9 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we had $5.3 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2031 and $1.1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $15.8 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2011. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2011 is not practicable.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the changes in this liability during the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Balance at January 1,	$3,796	$4,910	$5,765
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(367)	(1,140)	(970)
Impact of foreign currency translation	—	26	115

Balance at December 31,	$3,429	$3,796	$4,910

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $0.7 million and $1.0 million at December 31, 2011 and 2010, respectively. During the next twelve months, we anticipate a reduction to this liability due to the lapsing of statutes of limitations of approximately $0.5 million, all of which would affect our effective tax rate.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of $0.2 million, $0.1 million and $0.2 million during the years ended December 31, 2011, 2010 and 2009, respectively. Accrued interest and penalties were $0.9 million and $0.7 million at December 31, 2011 and 2010, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could result in a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), the United Kingdom and Australia. With limited exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007. We are no longer subject to U.K. federal income tax examinations for years before 2005. We are no longer subject to Australian federal income tax examinations for years before 2007.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”). The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”) for participation in the Plan. At our Annual Meeting of Shareholders on June 1, 2011, our shareholders approved an amendment to the Plan, increasing the number of shares of our common stock available for issuance under the Plan from 18,100,000 shares to 21,100,000 shares, subject to adjustment as provided by the Plan. As of December 31, 2011, 7,550,125 shares were available for future issuance under the Plan.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

The table below summarizes the stock option activity under the Plan during the year ended December 31, 2011:

	Shares	Weighted- Average Exercise Price (per share)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	3,738,833	$5.28
Granted	200,000	$5.43
Exercised	—	$—
Forfeited	(197,260)	$5.58
Cancelled	(467,417)	$6.17

Outstanding at December 31, 2011	3,274,156	$5.15	4.5	$3

Exercisable at December 31, 2011	1,981,903	$5.25	4.2	$2

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. The stock options granted at the time of the IPO as additional compensation to our employees who previously held equity awards under Travelport’s Equity-Based Long-Term Incentive Plan (the “Travelport Plan”) vested quarterly over a three-year period and became fully vested in May 2010. All other stock options vest annually over a four-year period, or vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period.

The fair value of stock options granted under the Plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions for stock options granted during the years ended December 31, 2011, 2010 and 2009 (excluding the stock options granted in connection with the stock option exchange) are outlined in the following table. Expected volatility is based on implied volatilities for publicly traded options and historical volatility for comparable companies over the estimated expected life of the stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The risk-free interest rate is based on yields on U.S. Treasury strips with a maturity similar to the estimated expected life of the stock options.

The fair value of the stock options and assumptions used are as follows:

	Years Ended December 31,
Assumptions:	2011	2010	2009
Dividend yield (a)	—	—	—
Expected volatility	39%	42%	49%
Expected life (in years)	4.75	4.69	4.58
Risk-free interest rate	2.07%	2.09%	1.47%
Weighted-average grant date fair value per share	$1.98	$1.88	$1.73

(a)	Our dividend yield is estimated to be zero since we did not declare or pay any cash dividends on our common stock during the years ended December 31, 2011, 2010 and 2009, and we do not intend to in the foreseeable future.

During the years ended December 31, 2011, 2010 and 2009, the total fair value of options that vested during the period was $3.0 million, $2.2 million and $5.0 million, respectively. In addition, the intrinsic value of options exercised was $0 for each of the years ended December 31, 2011, 2010 and 2009.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan during the year ended December 31, 2011:

	Restricted Stock Units	Weighted- Average Grant Date Fair Value (per share)
Unvested at January 1, 2011	4,233,590	$3.37
Granted	2,201,000	$2.66
Vested (a)	(1,411,310)	$3.57
Forfeited	(567,773)	$3.34

Unvested at December 31, 2011	4,455,507	$2.96

(a)	We issued 919,333 shares of common stock in connection with the vesting of restricted stock units during the year ended December 31, 2011, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The restricted stock units granted at the time of the IPO upon conversion of unvested equity-based awards previously held by our employees under the Travelport Plan vested quarterly over a three-year period and became fully vested in May 2010. All other restricted stock units cliff vest at the end of either a two-year or three-year period, or vest annually over a three-year or four-year period. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period.

The fair value of restricted stock units that vested during the years ended December 31, 2011, 2010 and 2009 was $5.0 million, $14.0 million and $5.2 million, respectively. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2011, 2010 and 2009 was $2.66, $5.01 and $1.92 per unit, respectively.

Restricted Stock

Shares of restricted stock were granted upon conversion of the Class B partnership interests previously held by our employees under the Travelport Plan in July 2007. The restricted stock vested quarterly over a three-year period and became fully vested in May 2010. The fair value of restricted stock on the date of grant was amortized on a straight-line basis over the requisite service period. The total fair value of the restricted stock that vested was $0 and $0.1 million for the years ended December 31, 2010 and 2009, respectively. No restricted stock was granted during the years ended December 31, 2011, 2010 and 2009.

Performance-Based Restricted Stock Units

The table below summarizes activity regarding unvested performance-based restricted stock units (“PSUs”) under the Plan during the year ended December 31, 2011:

	Performance- Based Restricted Stock Units	Weighted- Average Grant Date Fair Value (per share)
Unvested at January 1, 2011	561,108	$5.33
Granted (a)	805,000	$2.33
Vested	(96,750)	$4.90
Forfeited (b)	(204,108)	$6.08

Unvested at December 31, 2011	1,065,250	$2.95

(a)

We granted 805,000 PSUs in June 2011 with a fair value per share of $2.33 to certain of our executive officers that vest annually over a four-year period. The PSUs entitle the executives to receive one share of our common stock for each PSU, subject to the satisfaction of a performance condition. The performance condition required that

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our net revenue for fiscal year 2011 equal or exceed a certain threshold, or each PSU would be forfeited. During 2011, the performance condition was satisfied, and as a result, the fair value of the PSUs is being amortized on a straight-line basis over the requisite service period.

(b)	On June 19, 2008, the Compensation Committee approved a grant of 249,108 PSUs to certain of our executive officers. The PSUs entitled the executives to receive a certain number of shares of our common stock based on our satisfaction of certain financial and strategic performance goals for fiscal years 2008, 2009 and 2010. In the first quarter of 2011, upon determination by the Compensation Committee that the performance conditions were not satisfied, these PSUs were forfeited.

Non-Employee Directors Deferred Compensation Plan

We have a deferred compensation plan that enables our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to 100% of their annual retainer fees (which are paid by us on a quarterly basis). In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the Plan.

We grant deferred stock units to each participating director on the date that the deferred fees would have otherwise been paid to the director. The deferred stock units are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable. The deferred stock units entitle the non-employee director to receive one share of our common stock for each deferred stock unit on the date immediately following the director’s retirement or termination of service from the board of directors, or 200 days immediately following such date. The entire grant date fair value of deferred stock units is expensed on the date of grant.

The table below summarizes the deferred stock unit activity under the Plan during the year ended December 31, 2011:

	Deferred Stock Units	Weighted- Average Grant Date Fair Value (per share)
Outstanding at January 1, 2011	964,102	$4.39
Granted	457,394	$2.89
Exercised	(417,223)	$3.94

Outstanding at December 31, 2011	1,004,273	$3.90

The weighted-average grant date fair value for deferred stock units granted during the years ended December 31, 2011, 2010 and 2009 was $2.89, $5.06 and $2.45, respectively.

Compensation Expense

We recognized total equity-based compensation expense of $8.5 million, $12.5 million and $14.1 million during the years ended December 31, 2011, 2010 and 2009, respectively, none of which has provided us with a tax benefit.

As of December 31, 2011, a total of $13.3 million of unrecognized compensation costs related to unvested stock options, unvested restricted stock units and unvested PSUs are expected to be recognized over the remaining weighted-average life of 2.6 years. During the year ended December 31, 2011, we began using historical share forfeitures rather than historical employee turnover to estimate future share forfeitures, which did not have a significant impact on equity-based compensation expense for the current year or on unrecognized compensation costs related to unvested awards.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2011, we had the following interest rate swaps outstanding that effectively converted $300.0 million of the Term Loan from a variable to a fixed interest rate. We pay a fixed interest rate on the swaps and in exchange receive a variable interest rate based on either the three-month or the one-month LIBOR.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	January 29, 2010	January 31, 2012	1.15%	One-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.21%	Three-month LIBOR
$100.0 million	July 29, 2011	July 31, 2013	0.68%	One-month LIBOR

The following interest rate swap that effectively converted an additional $100.0 million of the Term Loan from a variable to a fixed interest rate matured during the year ended December 31, 2011:

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	May 30, 2008	May 31, 2011	3.39%	Three-month LIBOR

The objective of entering into our interest rate swaps is to protect against volatility of future cash flows and effectively hedge a portion of the variable interest payments on the Term Loan. We determined that these designated hedging instruments qualify for cash flow hedge accounting treatment. Our interest rate swaps are the only derivative financial instruments that we have designated as hedging instruments.

The interest rate swaps are reflected in our consolidated balance sheets at market value. The corresponding market adjustment was recorded to accumulated other comprehensive income. The following table shows the fair value of our interest rate swaps:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2011	December 31, 2010
		(in thousands)
Interest rate swaps	Other current liabilities	$275	$1,286
Interest rate swaps	Other non-current liabilities	$311	$1,631

The following table shows the market adjustments recorded during the years ended December 31, 2011, 2010, and 2009:

	Gain/(Loss) in Other Comprehensive Income (“OCI”)			(Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)			Gain/(Loss) Recognized in Income (Ineffective Portion and the Amount Excluded from Effectiveness Testing)
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(in thousands)
Interest rate swaps	$2,329	$2,419	$9,520	$(3,328)	$(6,758)	$(13,909)	$—	$—	$—

The amount of loss recorded in accumulated other comprehensive income at December 31, 2011 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is approximately $0.5 million after-tax.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in the foreign currency associated with foreign currency receivables, payables, intercompany transactions and borrowings under the Revolver. We primarily hedge our foreign currency exposure to the Pound sterling, Swiss franc and Australian dollar. As of December 31, 2011, we had foreign currency contracts outstanding with a total net notional amount of $256.1 million, almost all of which matured in January 2012. The foreign currency contracts do not qualify for hedge accounting treatment; accordingly, changes in the fair value of the foreign currency contracts are recorded in net income as a component of selling, general and administrative expense in our consolidated statements of operations.

The following table shows the fair value of our foreign currency hedges:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2011	December 31, 2010
		(in thousands)
Asset Derivatives:
Foreign currency hedges	Other current assets	$991	$—
Liability Derivatives:
Foreign currency hedges	Other current liabilities	$495	$2,227

The following table shows the changes in the fair value of our foreign currency contracts recorded during the years ended December 31, 2011, 2010 and 2009:

	(Loss) in Selling, General & Administrative Expense
	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Foreign currency hedges (a)	$(2,420)	$(1,353)	$(6,782)

(a)	We recorded transaction gains/(losses) associated with the re-measurement and settlement of our foreign denominated assets and liabilities of $(3.0) million, $(3.7) million and $3.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. These transaction gains/(losses) were included in selling, general and administrative expense in our consolidated statements of operations. The net impact of these transaction gains/(losses) together with the gains/(losses) incurred on our foreign currency hedges was $(5.4) million, $(5.1) million and $(3.5) million for the years ended December 31, 2011, 2010 and 2009, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Severance

On January 6, 2009, our former President and Chief Executive Officer resigned. In connection with his resignation and pursuant to the terms of his employment agreement with the Company, we incurred total expenses of $2.1 million in the year ended December 31, 2009 relating to severance benefits and other termination-related costs, which were included in selling, general and administrative expense in our consolidated statement of operations. The majority of these cash payments were made in equal amounts over a twenty-four month period from his resignation date, with the final payment made in December 2010. In addition, we recorded $1.8 million of additional equity-based compensation expense in the year ended December 31, 2009 related to the accelerated vesting of certain equity-based awards held by him, which is net of any related forfeitures.

We also reduced our workforce by approximately 130 domestic and international employees during the year ended December 31, 2009, and as a result we incurred $4.6 million of expenses related to severance benefits and other termination-related costs, which were included in selling, general and administrative expense in our consolidated statement of operations. Of the total employees severed, approximately 50 were severed in the first quarter of 2009 and an additional 50 employees were severed in the second quarter of 2009 in response to weakening demand in the travel industry and deteriorating economic conditions. The remaining 30 employees were severed in the fourth quarter of 2009 in an effort to better align the staffing levels of ebookers with its business objectives. As of December 31, 2010, all of these costs had been paid.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Employee Benefit Plans

We sponsor a defined contribution savings plan for employees in the United States that provides certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. After employees have attained one year of service, we match the contributions of participating employees on the basis specified by the plans, up to a maximum of 3% of participant compensation. We recorded total expense related to these plans in the amount of $5.3 million, $4.9 million and $5.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15. Net Loss per Share

We calculate basic and diluted net loss per share by dividing the net loss for the period by the weighted-average number of shares outstanding during the period. The weighted average number of shares includes common shares outstanding and deferred stock units, which are immediately vested and non-forfeitable.

The following equity awards were not included in the diluted net loss per share calculation because they would have had an antidilutive effect due to a net loss for each period:

	Years Ended December 31,
Antidilutive equity awards	2011	2010	2009
Stock options	3,274,156	3,738,833	4,236,083
Restricted stock units	4,455,507	4,233,590	5,650,750
Restricted stock	—	—	2,195
Performance-based restricted stock units	1,065,250	561,108	227,679

Total	8,794,913	8,533,531	10,116,707

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

We had amounts due from Travelport of $3.9 million and $15.4 million at December 31, 2011 and 2010. Amounts due to or from Travelport are generally settled on a net basis.

The following table summarizes the related party transactions with Travelport and its subsidiaries for the years ended December 31, 2011, 2010 and 2009, which are reflected in our consolidated statements of operations:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net revenue (a)	$110,302	$117,619	$122,032
Cost of revenue	619	477	592
Selling, general and administrative expense	875	486	215
Interest expense	5,595	4,016	3,779

(a)	Net revenue includes amounts recognized under our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) through March 31, 2011; as of the end of the second quarter of 2011, GTA was no longer a related party. In addition, net revenue for the year ended December 31, 2011 includes incremental GDS incentive revenue recognized through June 1, 2011 under the Letter Agreement with Travelport (see “Letter Agreement” section below).

Stock Purchase Agreement

On January 26, 2010, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash (see Note 6 - Term Loan and Revolving Credit Facility).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Operating Losses

In December 2009, as permitted under the U.K. group relief provisions, we surrendered $17.2 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport. A full valuation allowance had previously been established for these net operating losses.

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we were required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO.

In addition, under the Separation Agreement, Travelport is obligated to continue to issue letters of credit on our behalf so long as Travelport and its affiliates (as defined in the Separation Agreement, as amended) own at least 50% of our voting stock, in an aggregate amount not to exceed $75.0 million (denominated in U.S. dollars). Travelport charges us fees for issuing, renewing or extending letters of credit on our behalf. In addition, in December 2011, we agreed to make a one-time payment to Travelport, on February 1, 2012, of $3.0 million related to fees associated with a recent amendment to the Travelport credit facility under which Travelport issues letters of credit on behalf of the Company. This payment is subject to a refund provision through September 30, 2013 if Travelport is no longer obligated to provide letters of credit on behalf of the Company or if we obtain our own letter of credit facility. We are recognizing the $3.0 million payment to Travelport over the term of its underlying credit facility, or approximately two and a half years. The expenses related to these fees are included in interest expense in our consolidated statements of operations. At December 31, 2011 and December 31, 2010, there were $74.2 million and $72.3 million of outstanding letters of credit issued by Travelport on our behalf, respectively (see Note 9 - Commitments and Contingencies).

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and vacation package technologies; certain of our products and online booking tools for corporate travel; portions of our private label vacation package technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

GDS Service Agreements

In connection with the IPO, we entered into the Travelport GDS Service Agreement, which expires on December 31, 2014. The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each air, car and hotel segment that is processed through the Travelport GDSs. This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 32.8 million, 33.7 million and 36.0 million segments through the Travelport GDSs during the years ended December 31, 2011, 2010 and 2009, respectively. Of the required number of segments, 16.0 million segments were required to be processed each year through Worldspan, and 16.8 million, 17.7 million and 20.0 million segments were required to be processed through Galileo during the years ended December 31, 2011, 2010 and 2009, respectively. The required number of segments processed in future years for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2011, 2010 and 2009.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2011, 2010 and 2009, and as a result, we were required to make shortfall payments of $0.4 million to Travelport related to each of these years, respectively.

A significant portion of our GDS services are provided through the Travelport GDS Service Agreement. For the years ended December 31, 2011, 2010 and 2009, we recognized $111.5 million, $113.3 million and $111.6 million of incentive revenue for segments processed through Galileo and Worldspan, respectively, which accounted for more than 10% of our total net revenue.

Hotel Sourcing and Franchise Agreement

We entered into a Master Supply and Services Agreement (the “GTA Agreement”) with GTA, a wholly-owned subsidiary of Travelport, which became effective on January 1, 2008. Under the GTA Agreement, we pay GTA a contract rate for hotel and destination services inventory it makes available to us for booking on our websites. The contract rate exceeds the prices at which suppliers make their inventory available to GTA for distribution and is based on a percentage of the rates GTA makes such inventory available to its other customers. We are also subject to additional fees if we exceed certain specified booking levels. The initial term of the GTA Agreement expired on December 31, 2010. GTA was no longer a related party as of December 31, 2011.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries. We believe that this agreement was executed on terms comparable to those of unrelated third parties.

Letter Agreement

In February 2011, we entered into a Letter Agreement with Travelport, which was amended in March 2011 (the “Letter Agreement”). The Letter Agreement amended and clarified certain terms set forth in agreements that we had previously entered into with Travelport and provided certain benefits to us so long as certain conditions were met.

The Letter Agreement contained a provision relating to the absence of ticketing authority on AA. Under this agreement, our segment incentives payable from Travelport under the parties’ Travelport GDS Service Agreement were increased effective December 22, 2010 until the earliest of August 31, 2011, the reinstatement of ticketing authority by AA for our Orbitz.com website, the consummation of a direct connect relationship with AA, or the determination by our Audit Committee of the Board of Directors (the “Audit Committee”) that we were engaged in a discussion with AA that is reasonably likely to result in a direct connect relationship between us and AA. On June 1, 2011, the Illinois Circuit Court of Cook County ruled in favor of Travelport’s request for injunctive relief against AA in Travelport, LP v. American Airlines, Inc. As a result of this ruling, ticketing authority by AA was immediately reinstated on our Orbitz.com website resulting in the expiration on June 1, 2011 of the increased segment incentives payable from Travelport pursuant to the Letter Agreement. While AA immediately made its full schedule of flights available on both our Orbitz.com and Orbitz for Business websites as a result of this ruling, it was only required to do so through August 31, 2011, the date on which its distribution agreement with Travelport expired. In July 2011, we entered into a Letter Agreement with AA which extends the period over which AA is prohibited from removing its content from our websites to March 31, 2012.

The Letter Agreement also contained an amendment to the Travelport GDS Service Agreement. This amendment established a higher threshold at which potential decreases in Travelport’s segment incentive payments to us could take effect and reduced the percentage impact of the potential decreases. We are entitled to receive these benefits as long as our Audit Committee does not determine that we are engaged in a discussion with any airline that is reasonably likely to result in a direct connect relationship and we have not consummated a direct connect relationship with any airline.

The Letter Agreement also clarified that we were permitted to proceed with an arrangement with ITA that provides for our use of ITA’s airfare search solution after December 31, 2011. In addition, we agreed to the circumstances under which we will use e-Pricing for searches on our websites through December 31, 2014.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Related Party Transactions with Other Affiliates of Blackstone

In the course of conducting business, we have entered into various agreements with other affiliates of Blackstone. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone affiliates such as telecommunications and advertising. In addition, various Blackstone affiliates utilize our partner marketing programs and corporate travel services. We believe that these agreements have been executed on terms comparable to those available from unrelated third parties.

The following table summarizes the related party balances with other affiliates of Blackstone, reflected in our consolidated balance sheets:

	December 31, 2011	December 31, 2010
	(in thousands)
Accounts receivable	$374	$235
Accounts payable (a)	4,647	6,288
Accrued expenses (a)	—	1,965
Accrued merchant payable	6,022	14,135
Other current liabilities (a)	—	229
Other non-current liabilities (a)	—	514

(a)	The balances at December 31, 2010 include amounts related to our agreements with TCV and Intelenet Global Services (“Intelenet”). As of the end of the third quarter of 2011, Intelenet was no longer a related party, and as of the end of the second quarter of 2011, TCV was no longer a related party, both as a result of divestitures.

The following table summarizes the related party transactions with other affiliates of Blackstone for the years ended December 31, 2011, 2010 and 2009, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net revenue (a)	$23,966	$22,098	$16,793
Cost of revenue (a)	15,144	30,166	26,429
Selling, general and administrative expense (a)	2,354	2,913	3,136
Marketing expense	70	54	—

(a)	These amounts include expenses related to our Intelenet agreements through June 30, 2011 and our TCV agreements through September 30, 2011.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. Fair Value Measurements

The following table shows the fair value of our financial assets and financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2011 and 2010, which are classified as cash and cash equivalents, other current assets, other current liabilities and other non-current liabilities in our consolidated balance sheets. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

	Fair Value Measurements as of
	December 31, 2011				December 31, 2010
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)
Assets:
Money market funds	$36,002	36,002	—	—	$49,097	49,097	—	—
Foreign currency hedge assets	$991	991	—	—	$—	—	—	—

Liabilities:
Foreign currency hedge liabilities	$495	495	—	—	$2,227	2,227	—	—
Interest rate swap liabilities	$586	—	586	—	$2,917	—	2,917	—

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days. We value our interest rate swaps using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2011. These non-financial assets, which included the goodwill and trademarks and trade names associated with our HotelClub reporting unit as well as the trademarks and trade names associated with our Orbitz brand, were required to be measured at fair value in connection with the annual impairment test we performed on our goodwill and trademarks and trade names in the fourth quarter of 2011 (see Note 4—Impairment of Goodwill and Intangible Assets).

		Fair Value Measurements Using
	Balance at October 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (Losses)
	(in thousands)
Goodwill—HotelClub	$—	$—	$—	$—	$(29,762)

Trademarks and trade names
HotelClub	$3,200	$—	$—	$3,200	$(1,475)
Orbitz	96,346	—	—	96,346	(18,654)

Total trademarks and trade names	$99,546	$—	$—	$99,546	$(20,129)

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2010. These non-financial assets, which included the goodwill, trademarks and certain property and equipment associated with our HotelClub reporting unit as well as the trademark associated with our CheapTickets brand, were required to be measured at fair value as of October 1, 2010 in connection with the annual impairment test we performed on our goodwill and trademarks and trade names in the fourth quarter of 2010.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Fair Value Measurements Using
	Balance at October 1, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total (Losses)
	(in thousands)
Goodwill—HotelClub	$29,118	$—	$—	$29,118	$(41,753)

Trademarks and trade names
HotelClub	$4,658	$—	$—	$4,658	$(17,752)
CheapTickets	4,354	—	—	4,354	(10,646)

Total trademarks and trade names	$9,012	$—	$—	$9,012	$(28,398)

Capitalized software	$1,865	$—	$—	$1,865	$(4,516)

In addition to the assets shown in the table above, we were also required to measure the assets related to the expected in-kind marketing and promotional support to be received from each of Northwest Airlines and American Airlines at fair value during the year ended December 31, 2010. Upon completion of the operational merger of Northwest Airlines and Delta Airlines into a single operating carrier, Northwest Airlines was no longer obligated to provide us with in-kind marketing and promotional support after June 1, 2010. As a result, we recorded a charge to write-off this asset. In December 2010, AA terminated its Charter Associate Agreement with us. As a result, AA was no longer obligated to provide us with in-kind marketing and promotional support after December 2010, and we recorded a charge to write-off this asset.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $472.2 million at December 31, 2011, compared with a fair value of $415.5 million. At December 31, 2010, the carrying value of the Term Loan was $492.0 million, compared with a fair value of $465.9 million. The fair values were determined based on quoted market ask prices.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions and evaluating operating performance. We operate in one segment and have one reportable segment.

We maintain operations in the United States, United Kingdom, Australia, Germany, Sweden, France, Finland, Ireland, the Netherlands, Switzerland and other international territories. The table below presents net revenue by geographic area: the United States and all other countries. Net revenue is allocated based on where the booking originated.

	Years Ended December 31,
	2011	2010	2009
	(in thousands)
Net revenue
United States	$546,840	$579,386	$584,834
All other countries	219,979	178,101	152,814

Total	$766,819	$757,487	$737,648

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The table below presents property and equipment, net, by geographic area.

	December 31, 2011	December 31, 2010
	(in thousands)
Long-lived assets
United States	$134,703	$149,559
All other countries	6,999	8,504

Total	$141,702	$158,063

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. Quarterly Financial Data (Unaudited)

The following table presents certain unaudited consolidated quarterly financial information.

	Three Months Ended
	December 31, 2011 (a)	September 30, 2011	June 30, 2011	March 31, 2011
	(in thousands, except per share data)
Net revenue	$177,146	$202,924	$201,826	$184,923
Cost and expenses	214,500	180,064	181,989	185,555
Operating income/(loss)	(37,354)	22,860	19,837	(632)
Net income/(loss)	(46,505)	11,233	8,888	(10,893)
Basic net income/(loss) per share	(0.44)	0.11	0.09	(0.11)
Diluted net income/(loss) per share	(0.44)	0.11	0.08	(0.11)

	Three Months Ended
	December 31, 2010 (a)(b)	September 30, 2010	June 30, 2010	March 31, 2010 (b)
	(in thousands, except per share data)
Net revenue	$182,364	$194,479	$193,491	$187,153
Cost and expenses	250,037	166,918	171,949	180,387
Operating income/(loss)	(67,673)	27,561	21,542	6,766
Net income/(loss)	(78,041)	15,332	9,733	(5,261)
Basic net income/(loss) per share	(0.76)	0.15	0.10	(0.05)
Diluted net income/(loss) per share	(0.76)	0.15	0.09	(0.05)

(a)	During the three months ended December 31, 2011 and 2010, we recorded non-cash impairment charges related to goodwill and intangible assets of $49.9 million and $70.2 million, respectively (see Note 4—Goodwill and Intangible Assets).
(b)	During the three months ended December 31, 2010 and March 31, 2010, we recorded non-cash impairment charges related to property and equipment and other assets of $9.4 million and $1.7 million, respectively (see Note 3—Property and Equipment, Net and Note 8—Unfavorable Contracts).

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
	(in thousands)
Tax Valuation Allowance
Year Ended December 31, 2011	$312,520	$1,651	$(15,311	)(a)	$—		$298,860
Year Ended December 31, 2010	329,868	3,344	(20,692	)(b)	—		312,520
Year Ended December 31, 2009	319,512	34,560	(19,398	)(b)	(4,806	)(c)	329,868

(a)	Includes a reduction of $12.0 million to the deferred tax asset in connection with a reduction of the tax sharing liability to the airlines. The remaining $3.3 million represents the combined effect of foreign currency translation adjustments, a reduction to the U.K. tax rate and other reclassification adjustments between the gross deferred tax assets and the corresponding valuation allowance.

(b)	Represents foreign currency translation adjustments to the valuation allowance and reclassification adjustments between our gross deferred tax assets and the corresponding valuation allowance. The amount for the year ended December 31, 2010 also includes the effects of a U.K. tax rate change.

(c)	Represents the surrender of $17.2 million of net operating losses generated in the year ended December 31, 2007 to Donvand Limited, a subsidiary of Travelport, as permitted under the U.K. group relief provisions. A full valuation allowance had previously been established for these net operating losses. As a result, upon surrender, we reduced our gross deferred tax assets and the corresponding valuation allowance by $4.8 million.